UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-30941

CUSIP NUMBER

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Perfumania Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

35 Sawgrass Drive, Suite 2
Address of Principal Executive Office (Street and Number)

Bellport, NY 11713
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Perfumania Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended January 31, 2009 within the prescribed time period because the complex calculations required to (i) finalize the valuations required to record the purchase accounting for the reverse acquisition of Model Reorg, Inc., (ii) determine the amount by which the Company’s long-lived assets and goodwill have been impaired in the most recent fiscal quarter, (iii) determine the tax effects of both those matters, and (iv) determine whether a valuation reserve against deferred tax assets is required and, if so, the amount, as well as the time required to prepare the required disclosures after accomplishing the foregoing have delayed completion of the Company’s financial statements and the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donna Dellomo	(631)	866-4100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to recognize net revenues of $425.6 million in fiscal 2008, an increase of 24.9% from the $340.7 million recorded in the twelve months ended February 2, 2008. Excluding $144.4 million in sales from Perfumania’s retail division that are included in the fiscal 2008 revenue for the period from August 11, 2008 through January 31, 2009, net revenues decreased by $59.5 million, or 17.5%.

Principally because of the addition of Perfumania’s operating expenses for the period from August 11, 2008 through January 31, 2009, the Company expects operating expenses for fiscal 2008, exclusive of the impairment charge described below, to be approximately 115% higher than those for the year ended February 2, 2008. Excluding expenses of Perfumania’s retail division, operating expenses were approximately equal to those for the year ended February 2, 2008.

The Company expects to record charges for impairment of long-lived assets and goodwill for the fourth quarter of fiscal 2008 and the full fiscal year. However, the Company has not completed the calculations required to determine the amount of the impairment. The Company does not anticipate any future cash expenditures in connection with these impairment charges.

The Company expects to record a net loss for fiscal 2008, compared with net income of $13.6 million for the year ended February 2, 2008. However, because the Company has not yet determined the amount of the impairment or whether such a valuation reserve against deferred tax assets is required, it is not able to estimate the final amount of the net loss.

The foregoing is only an overview and will be supplemented and qualified by the presentation of the Company’s complete financial results for fiscal 2008 and discussion thereof included in the Form 10-K when filed. The amounts given are only estimates and are subject to change following the completion of management’s review of the financial statements. The foregoing statements about the anticipated timing of the Form 10-K and the Company’s anticipated results of operations, including the amounts and ranges of the various impairment charges in the aggregate, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Form 10-K and that the Company’s actual operating results may differ materially from these estimates upon completion of management’s review of the financial statements.

Perfumania Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2009	By:	/s/ Donna Dellomo
Donna Dellomo Chief Financial Officer

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